UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								December 29, 2005


Via Facsimile (011) 39 011555 3959 and US Mail

Alfonso Iozzo
Managing Director
Sanpaolo IMI S.p.A
Piazza San Carlo 156
10121 Turin
Italy

	Re:	Sanpaolo IMI S.p.A
		Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed June 28, 2005
 		File No. 1-14870

Dear Dr. Iozzo:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from a public media source that you may have branches in
Sudan. We also note from page 52 of your Form 20-F that you had loans exposed to Iranian country risk as of fiscal years end 2001 and
2002. Iran and Sudan are identified as state sponsors of terrorism by the U.S. State Department and subject to economic sanctions administered by the Treasury Department`s Office of Foreign Assets Control and export controls administered by the Commerce Department`s
Bureau of Industry and Security. We note that the Form 20-F does not contain any information relating to operations in either of these countries apart from the quantification of loans exposed to Iranian country risk. With a view to disclosure, please describe your operations in Iran and Sudan, and discuss their materiality to you in light of each country`s status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Iran and Sudan, including through subsidiaries, affiliates, financing transactions, joint ventures and other direct and indirect arrangements.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, New Jersey and
Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and
Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with
Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran and Sudan.




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Don Walker
		Senior Assistant Chief Accountant
		Division of Corporation Finance
Alfonso Iozzo
Sanpaolo IMI
December 29, 2005
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